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                                                           EXHIBIT 1

                        CERTIFICATE OF AMENDMENT
                                    OF
                  RESTATED CERTIFICATE OF INCORPORATION
                                    OF
                   CONTINENTAL MATERIALS CORPORATION


      Continental Materials Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), pursuant to the provisions of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

      FIRST: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article FOURTH of the Restated Certificate of Incorporation in its present form and substituting in lieu thereof the following:

      FOURTH.

         Section 1.

         The aggregate number of shares of all classes of capital stock which the Corporation shall have authority to issue is three million four hundred thousand (3,400,000) shares, of which four hundred thousand (400,000) shares shall be preferred stock, par value $.50 per share, issuable in one or more series, and three million (3,000,000) shares shall be common stock, par value $.50 per share.

         Section 2.

         The shares of common stock shall have the rights and privileges of common stock under the laws of the State of Delaware, without preference or priority of any one share over any other. The preferred stock shall have such voting powers, full or limited, or be without voting powers, and in such series (either one or more) and with such designations, preferences as to dividends, assets or otherwise and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof and subject to such conversion, exchange or redemption at such time or times, price or prices, rates or adjustments, as shall be stated in a resolution or resolutions providing for the issue of such stock adopted by the Board of Directors, the Board of Directors hereby expressly being granted the authority to fix from time to time by resolution or resolutions the designations, powers, preferences and

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         rights and the qualifications, limitations or restrictions of such preferred stock.

         Section 3.

           (a) At 6:00 p.m. (Eastern Time) on the effective date of this Certificate of Amendment (the "Effective Date"), each share of common stock held of record as of 6:00 p.m. (Eastern Time) on the Effective Date or held in the Corporation's treasury as of such time shall be reclassified and converted, without further action on the part of the holder thereof, into one-fiftieth (1/50) of one share of common stock. No fractional share of common stock shall be issued to any Nominal Holder (as defined below) upon such reclassification and conversion. From and after 6:00 p.m. on the Effective Date, each Nominal Holder shall have no further interest as a stockholder in respect of any shares held of record by such Nominal Holder as of 6:00 p.m. (Eastern Time) on the Effective Date and , in lieu of receiving any fractional share, shall be entitled to receive, upon surrender of the certificate or certificates representing such shares held of record as of 6:00 p.m. (Eastern Time) on the Effective Date, the cash value of such fractional share. Such cash value (the "Cash Value") shall be an amount based on the average daily closing price per share of the common stock on the American Stock Exchange for the 10 trading days immediately preceding the Effective Date, without interest; provided, however, that if no shares of common stock have been traded on any such trading day the closing price per share of the common stock for such trading day shall be the average of the highest bid and lowest asked prices for the common stock for such trading day as reported by the American Stock Exchange. As used herein, the term "Nominal Holder" shall mean a holder of record of less than 50 shares of common stock as of 6:00 p.m. (Eastern Time) on the Effective Date who would be entitled to less than one whole share of common stock in respect of such shares as a result of the reclassification and conversion provided for in this Section 3(a).

           (b) At 6:01 p.m. (Eastern Time) on the Effective Date, each share of common stock, par value $.50 per share, and any fraction thereof (excluding any interest in the Company held by a Nominal Holder converted into cash pursuant to Section 3(a) above) held by a holder of record of one or more shares of common stock as of 6:01 p.m. (Eastern Time) on the Effective Date or held in the Corporation's treasury as of such time shall be reclassified and converted, without further action on the part of the holder thereof, into multiple shares of common stock on the basis of 100 shares of common stock, par value $.25 per share, for each share of common stock, par value $.50 per share, then held.

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      SECOND:  The foregoing amendment was duly adopted by the Board of
Directors and the stockholders of the Corporation pursuant to the requirements of Section 242 of General Corporation Law of the State of Delaware.

      THIRD: This Certificate of Amendment shall become effective at 6:00 p.m. (Eastern Time) on June 7, 1999.

      IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chairman of the Board and Chief Executive Officer and attested by its Secretary this 3rd day of June, 1999.

                                 CONTINENTAL MATERIALS CORPORATION

                                 By:
                                   --------------------------------
                                      James G. Gidwitz
                                      Chairman of the Board and
                                      Chief Executive Officer

ATTEST:


-----------------------
Mark S. Nichter
Secretary